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09056309

SEC Mail
Mail Processing
Section

MAR 23 2009

Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

Amended

FACING PAGE

SEC FILE NUMBER
8- 53202

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Taylor Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1128 16th Street, NW
(No. and Street)

Washington	DC	20036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Ann Shortall, CEO — (202) 955-1330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen, Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

110 Wall Street, 11th Floor	New York	New York	10005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, Carol Ann Shortall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Taylor Financial Services. LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
KATHLEEN M. CAMPBELL, Notary Public
City of Philadelphia, Phila. County
My Commission Expires January 3, 2013

Carol Shortall
Signature

CEO
Title

Kathleen M. Campbell 3-20-09
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Taylor Financial Services LLC

Computation of Net Capital Under 15c3-1 of the

Securities and Exchange Commission

December 31, 2008

Schedule 1

Assets	$ 33,817
Less: Liabilities	(19,500)
Total Ownership Equity	14,317
Less: Non Allowable Assets	
Total Net Capital Before Haircuts	14,317
Less: Haircuts	-
Net Capital	14,317
Minimum Net Capital	5,000
Excess net capital	$ 9,317
Aggregate indebtedness	$ 19,500
Ratio AI to NC	136%
Non AI Liabilities	-

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

There is no material difference between the net capital computation as reported on Taylor Services LLC FOCUS report - PartIIA as of December 31, 2008 and this audit.

Taylor Financial Services, LLC
Computation for Determination of the Reserve Requirements
For Brokers and Dealers
Pursuant to Rule 15c3-3
As of December 31, 2008

Taylor Financial Systems, LLC is exempt from the provision of Rule 15c3-3 under Section (k)(2)(i) of the Securities Exchange Act of 1934, because it meets the exemption provided within Section (k)(2)(i).